FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of August 2010
Commission File Number — 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Name of Registrant)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946
(Address of Principal Executive Offices)
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(1)	Press Release, “Dr Reddy’s launches darbepoetin alfa in India under the brand name ‘Cresp®’”, August 9, 2010.

Press Release

Dr. Reddy’s Laboratories Ltd. 7-1-27 Ameerpet Hyderabad 500 016 India

Tel: 91 40 373 1946 Fax: 91 40 373 1955

www.drreddys.com
Dr Reddy’s launches darbepoetin alfa in India under the brand name ‘Cresp®’
World’s first generic darbepoetin alfa and the only one in India
August 09, 2010, Hyderabad
Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) announced today the launch of Cresp®’- the first generic darbepoetin alfa in the world, and the only darbepoetin alfa in India. Cresp® has been approved in India for the treatment of anemia due to chronic kidney disease and anemia due to chemotherapy.
Darbepoetin alfa is a modified version of epoetin alfa (rHuEPO), which is engineered to have a longer half life, increasing (up to 3 times) the time it remains in the blood. This results in a reduced frequency of doses, providing a simpler and more convenient treatment option for patients and physicians as compared to treatment of anemia with epoetin which is the current standard of care in India.
Dr. Reddy’s will be launching Cresp® in both vials and prefilled syringes (PFS).
Commenting on the launch, GV Prasad, Vice-Chairman and CEO, Dr. Reddy’s said,” Cresp® will offer patients in India an improved treatment regimen at affordable pricing. The launch of Cresp® by Dr. Reddy’s is a significant step in redefining the treatment of anemia in India and underscores our commitment to provide affordable and innovative medicines to patients in India”.
“The launch of Cresp® is a significant achievement, demonstrating once again our development capabilities in the area of biosimilars. RedituxTM, launched three years ago, was the first, and still the only biosimilar monoclonal antibody in the world. Cresp® represents another important first as the only biosimilar Darbepoetin alfa in the world. Cresp® offers convenient dosing, predictable rise and excellent long term control of Hb”, said Cartikeya Reddy, Senior Vice President and Head of Biologics, Dr. Reddy’s.
Notes to the editor:
•	Eprex® is the originator brand of epoetin marketed by Johnson& Johnson. Eprex is a registered trademark of Johnson & Johnson.

•	Darbepoetin alfa was developed and launched by Amgen in 2001 under the brand name of Aranesp®. Aranesp® is a registered trademark of Amgen.

•	Annual global sales of darbepoetin alfa in 2009 were $2.65 billion (Source: Amgen 2009 Annual Report).

•	US sales of darbepoetin alfa $1.25 billion (Source: Amgen 2009 Annual Report).

•	In India, epoetin’s are a multiproduct market (highly genericized); Eprex being the originator commands a premium price.

•
Cresp has been affordably priced to offer significant monthly savings to patients when compared to Eprex, the originator brand of epoetin marketed by Johnson& Johnson and many of the other biosimilar epoetin therapies available in India.

•	Dr. Reddy’s currently markets Grafeel TM (biosimilar filgrastim) and Reditux TM (biosimilar rituximab) in India and several other countries.

•
Dr. Reddy’s pipeline of biosimilars includes a pegylated molecule in late stage clinical trials, two products in late stage development which are scheduled to enter clinical trials and several others in early stage development.

Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company. We fulfill our purpose of providing affordable and innovative medicines through three core businesses: Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products. Our products are marketed globally, with a focus on India, US, UK, Germany and Russia.
www.drreddys.com
CONTACT INFORMATION
Investors and Financial Analysts:
Kedar Upadhye at kedaru@drreddys.com or on +91-40-66834297
Raghavender R at raghavenderr@drreddys.com or on +91-40-66511529
Milan Kalawadia (USA) at mkalawadia@drreddys.com or on +1-9082034931
Media:
S Rajan at rajans@drreddys.com or on +91-40- 66511725

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)
	By:	/s/ Sandeep Poddar
Date: September 8, 2010	Name:	Sandeep Poddar
	Title:	Company Secretary

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